EXHIBIT 12.1

Digital River, Inc.

Computation of Ratio of Earnings to Fixed Charges

	Years Ended December 31,
	2005	2006	2007	2008	2009

Income from operations	$66,420	$67,595	$73,914	$71,571	$63,501
Add: Fixed charges(1)	3,092	3,240	3,331	3,569	6,092
Earnings as defined	69,512	70,835	77,245	75,140	69,593
Fixed charges(1)	$3,092	$3,240	$3,331	$3,569	$6,092
Ratio of earnings to fixed charges(2)	22.5	21.9	23.2	21.1	11.4

(1)	The significant change in fixed charges is primarily due to the repurchase of our Convertible Senior Notes.

(2)	The ratio of earnings to fixed charges is computed by dividing income from operations plus fixed charges by fixed charges. Fixed charges consist of interest expense, amortization of debt issuance costs and that portion of rental payments under operating leases that we believe to be representative of interest.